                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                 SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            Haywood Bancshares, Inc.
                            -----------------------
                                (Name of Issuer)

                    Common Stock, $1.00 Par Value Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  421334 10 3
                                  -----------
                                 (CUSIP Number)

                               James A. Faulkner
                   Vice Chairman and Chief Executive Officer
                              60 Main Street West
                           Dahlonega, Georgia 30533
                                 706/864-2121
                                 ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 5, 1999
                                --------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 249,946, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of June 30, 1999. Unless otherwise indicated, all ownership percentages set forth herein assume that, as of June 30, 1999, there were 1,500,302 shares of the issuer issued and outstanding.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)

CUSIP No. 421334 10 3                  13D                  Page 2 of 10 Pages

------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

           Century South Banks, Inc.
           IRS Identification No.: 58-1455591
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
           Not Applicable                                          (b) [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
          WC
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
               Not Applicable
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Georgia
------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                           249,946(l)
  NUMBER OF       ------------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY               0
  OWNED BY        ------------------------------------------------------------
    EACH          9  SOLE DISPOSITIVE POWER
  REPORTING                249,946(l)
PERSON WITH       ------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                           0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              249,946(l)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
              CO, HC
------------------------------------------------------------------------------


---------------

(1) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See Item 5 of this Schedule 13D.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 3 of 10 Pages

Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock, $1.00 par value per share ("Haywood Common Stock," an individual share of which, a "Share"), of Haywood Bancshares, Inc. ("Haywood"), a corporation organized and existing under the laws of the State of North Carolina and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The principal executive offices of Haywood are located at 370 North Main Street, Waynesville, North Carolina 28786.

Item 2.   Identity and Background.

     This Schedule 13D is filed by Century South Banks, Inc. ("CSBI"), a corporation organized and existing under the laws of the State of Georgia and registered as a bank holding company under the BHCA. Through its subsidiaries, CSBI provides a wide range of commercial and retail banking services located in Georgia, Tennessee and Alabama. CSBI's principal offices are located at 60 Main Street West, Dahlonega, Georgia 30533.

     Each executive officer and each director of CSBI is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D
                                               ---------
and is specifically incorporated herein by this reference.

     During the last five years, neither CSBI nor, to the best of CSBI's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CSBI or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Pursuant to a stock option agreement, dated as of August 5, 1999, by and between Haywood, as issuer, and CSBI, as grantee (the "Haywood Option Agreement"), Haywood has granted CSBI an irrevocable option to purchase Shares covered by this Schedule 13D (the "Haywood Option"). Specifically, the Haywood Option grants CSBI the right to purchase up to 249,946 Shares (approximately 19.9% of the number of Shares outstanding on June 30, 1999, without giving effect to the issuance of any Shares pursuant to an exercise of the Haywood Option), subject to certain adjustments, at a price, subject to certain adjustments, of $16.30 per Share. The Haywood Option was granted by Haywood as a condition of, and in consideration for, CSBI's entering into an Agreement and Plan of Merger, dated as of August 5, 1999, by and among Haywood, CSBI and HBI Acquisition Corp. ("HAC"), a corporation organized and existing under the laws of the State of North Carolina (the "Merger Agreement").

     The exercise of the Haywood Option for the full number of Shares currently covered thereby would require aggregate funds of $4,074,120. It is anticipated that, should the Haywood Option become exercisable and should CSBI elect to exercise the Haywood Option, CSBI would obtain the funds for purchase from working capital.

     A copy of the Haywood Option Agreement is included as Exhibit 2 to this
                                                           ---------
Schedule 13D and is specifically incorporated herein by this reference.

Item 4.   Purpose of Transaction.

     On August 5, 1999, immediately before the execution and delivery of the Haywood Option Agreement, Haywood, CSBI and HAC entered into the Merger Agreement, pursuant to which HAC will, subject to the conditions and upon the terms stated therein, merge with and into Haywood (the "Merger"), with Haywood surviving the Merger as a wholly-owned subsidiary of CSBI. The Haywood Option was granted by Haywood as a condition of, and in consideration for, CSBI entering into the Merger Agreement.

                                                             Page 4 of 10 Pages

     A copy of the Merger Agreement is included as Exhibit 3 to this Schedule
                                                   ---------
13D and is specifically incorporated herein by this reference.

     In accordance with the Merger Agreement, each share (other than shares held by CSBI or any of its subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted) of Haywood Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 0.8874 of a share (as adjusted pursuant to the Merger Agreement, the "Exchange Ratio") of CSBI common stock (with cash in lieu of fractional shares) (the "Per Share Stock Consideration"), provided that, in lieu of CSBI common stock, holders of Haywood Common Stock may elect to receive cash in an amount equal to the average closing price of CSBI common stock as reported on the Nasdaq National Market ("Nasdaq") during the 20 consecutive trading day period during which CSBI common stock is traded on Nasdaq ending on the tenth calendar day prior to the Effective Time. At the Effective Time, each share of CSBI common stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding.

     The Articles of Incorporation and Bylaws of Haywood in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the surviving corporation. Following the Merger, the Shares will be delisted from the American Stock Exchange and the registration of the Shares under the Exchange Act will be terminated.

     In connection with their approval of the Merger Agreement, the members of the Board of Directors of Haywood resolved to vote their shares in favor of the Merger and the Merger Agreement at the Haywood shareholders' meeting where the Merger and Merger Agreement will be considered.

     The Merger is subject to customary closing conditions, including, among other things, (i) approval of the Merger and the Merger Agreement by the shareholders of Haywood, (ii) the receipt of certain regulatory approvals, (iii) the receipt from counsel of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Merger Agreement, and (iv) the receipt of a fairness opinion from Haywood's investment banker to the effect that the consideration to be received by Haywood's shareholders is fair from a financial point of view. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by CSBI with the Securities and Exchange Commission (the "SEC") with respect to the shares of CSBI common stock to be issued in the Merger, and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transactions contemplated by the Merger Agreement will be submitted for approval of the shareholders of Haywood at a meeting that is expected to occur in the fourth quarter of 1999.

     The Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Merger. The parties agreed not to take any action which would adversely affect the ability of any party to obtain the required consents or to perform its covenants and agreements under the Merger Agreement. CSBI also agreed to continue to conduct its business in a manner designed, in its reasonable judgment, to enhance the long-term value of its common stock and its business prospects. Haywood agreed to (i) operate its business in the usual, regular and ordinary course, (ii) to preserve intact its business organization and assets and maintain its rights and franchises, to use its reasonable efforts to cause its representations and warranties to be correct at all times, (iii) to use its reasonable efforts to ensure, to the extent consistent with its Board of Directors' fiduciary duty, that its merger-related expenses are reasonable, and
(iv) to take all steps necessary to terminate its employee benefit plans (or obtain waivers of claims against it from the beneficiaries thereunder) as of the Effective Time. Haywood further agreed that it would not (i) amend its Articles of Incorporation or Bylaws, (ii) repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans) any shares or any securities convertible into any shares of the capital stock of Haywood, (iii) declare or pay any dividends, except for its regular quarterly dividend at a rate not to exceed $0.16 per Share, (iv) except pursuant to the Merger Agreement or the Haywood Stock Option Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any such contract or otherwise permit to become outstanding any additional Shares or any other capital stock or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, and (v) adjust, split, combine or reclassify any capital stock of Haywood. The Merger Agreement also contains certain restrictions on Haywood relating to,

                                                            Page 5 of 10 Pages

among other things, (i) the incurrence of additional indebtedness and the imposition or continued existence of liens, (ii) the sale or encumbrance of the capital stock of any of its subsidiaries or of the assets of Haywood or any of its subsidiaries, (iii) the purchase of securities or the making of material investments, (iv) the making of certain increases in employee and director compensation, (v) modifications to certain employee benefit plans or employment contracts or the adoption or entry into of new ones, (vi) changes in tax and accounting methods, (vii) the commencement or settlement of litigation, (viii) the modification or termination of material contracts, (ix) the disposition of assets and (x) the cancellation of indebtedness owed to Haywood.

     The Merger Agreement further restricts Haywood or any of its representatives from directly or indirectly soliciting any acquisition proposal, including any proposal for a tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of or other business combination involving Haywood or its subsidiaries, unless otherwise required by the fiduciary duties of Haywood's Boards of Directors.

     It is expected that the Board of Directors of Haywood will continue to serve as directors of the surviving corporation. In addition, it is expected that the Board of Directors of HAC will also serve as directors of the surviving corporation. It is the current intention of CSBI, subsequent to the Effective Time, to retain a significant portion of Haywood's management team with the authority and responsibility for operating Haywood and its subsidiaries in substantially the same manner and fashion as it has been historically.

     The Merger Agreement may be terminated (i) by mutual consent of the Boards of Directors of the parties, (ii) by a non-breaching party if the other party
(a) provided that the terminating party is also not in material breach of its Merger Agreement, materially breaches any of the representations or warranties contained in the Merger Agreement, or (b) breaches any material covenant or agreement contained in the Merger Agreement, in each case if such breach has not been or cannot be cured within 30 days after notice, (iii) by the Board of Directors of any party if certain required regulatory approvals or consents are not obtained, (iv) by any party if Haywood's shareholders do not approve the Merger Agreement at the shareholders' meeting where the Merger and Merger Agreement will be considered, (v) by either CSBI or Haywood if the Merger is not consummated by March 31, 2000, unless the failure to consummate the Merger is due to a breach by the party seeking to terminate its obligations under the Merger Agreement, (vi) by the Board of Directors of either party, provided that the terminating party is also not in material breach of the Merger Agreement, if any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by March 31, 2000, or (vii) by CSBI in the event Haywood's Board of Directors fails to reaffirm its approval of the Merger after Haywood's receipt of an acquisition proposal.

     In the event the Merger Agreement is terminated by either party as a result of the other party's failure to satisfy any of its representations, warranties or covenants set forth therein, the Merger Agreement provides that the breaching party shall reimburse the non-breaching party for its reasonable direct costs and expenses relating to the Merger plus $100,000.

     The Haywood Option Agreement provides for the purchase by CSBI of up to 249,946 Shares, subject to certain adjustments (the "Haywood Option Shares") at an exercise price, subject to certain adjustments, of $16.30 per Share. The Haywood Option Shares, if issued pursuant to the Haywood Option Agreement, would represent approximately 19.9% of the Haywood Common Stock issued and outstanding without giving effect to the issuance of any Shares pursuant to an exercise of the Haywood Option.

     The number of Shares subject to the Haywood Option will be increased or decreased to the extent that Haywood issues additional Shares (otherwise than pursuant to an exercise of the Haywood Option) or redeems, repurchases, retires or otherwise causes to be no longer outstanding Shares such that the number of Shares subject to the Haywood Option continues to equal 19.9% of the Haywood Common Stock then issued and outstanding, without giving effect to the issuance of Shares pursuant to an exercise of the Haywood Option. In the event of any change in, or distributions in respect of, the Haywood Common Stock by reasons of stock dividends, splitups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Haywood Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of Shares subject to the Haywood Option, and the applicable exercise price per

                                                             Page 6 of 10 Pages

Haywood Option Share, will be appropriately adjusted in such manner as to fully preserve the economic benefits provided under the Haywood Option Agreement.

     CSBI or any other holder or holders of the Haywood Option (collectively, the "Holder") may exercise the Haywood Option, in whole or in part by sending written notice after the occurrence of an "Initial Triggering Event" and a "Subsequent Triggering Event" prior to termination of the Haywood Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:

         (i) Haywood or any of its subsidiaries (each a "Haywood Subsidiary"), without having received CSBI's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Haywood Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than CSBI or any of its subsidiaries (each a "CSBI Subsidiary") or the Board of Directors of Haywood shall have recommended that the shareholders of Haywood approve or accept any such Acquisition Transaction. For purposes of the Haywood Option Agreement, "Acquisition Transaction" means (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Haywood or any Significant Subsidiary (as defined in the Haywood Option Agreement) of Haywood, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Haywood, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only Haywood and one or more Haywood Subsidiaries or involving only any two or more of such Haywood Subsidiaries, be deemed to be an Acquisition Transaction so long as any such transaction is not entered into in violation of the terms of the Merger Agreement.

          (ii) Haywood or any Haywood Subsidiary, without having received CSBI's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than CSBI or a CSBI Subsidiary, or the Board of Directors of Haywood shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to CSBI, its recommendation that the shareholders of Haywood approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction;

          (iii) Any person other than CSBI, any CSBI Subsidiary, or any Haywood Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Haywood Common Stock (the term "beneficial ownership" for purposes of the Haywood Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) other than any person who beneficially owned 10% or more of Haywood Common Stock on August 5, 1999;

          (iv) Any person other than CSBI or any CSBI Subsidiary shall have made a bona fide proposal to Haywood or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

          (v) After an overture is made by a third party to Haywood or its shareholders to engage in an Acquisition Transaction, Haywood shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle CSBI to terminate the Merger Agreement and (y) shall not have been cured prior to the date in which the Holder gives notice of its exercise of the Haywood Option; or

          (vi) Any person other than CSBI or any CSBI Subsidiary, other than in connection with a transaction to which CSBI has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

                                                           Page 7 of 10 Pages

     The term "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding Haywood Common Stock, or (B) the occurrence of the Initial Triggering Event described in paragraph (i) above, except that the percentage referred to in clause (y) thereof shall be 25%.

     After a Subsequent Triggering Event and prior to the termination of the Haywood Option, CSBI may demand that the Haywood Option and the related Haywood Option Shares be registered under the Securities Act of 1933, as amended. Upon such demand, Haywood must effect such registration promptly, subject to certain exceptions. CSBI is entitled to two such registrations.

     The Haywood Option terminates at or upon, and each of the following constitutes an Exercise Termination Event, (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event, or (iii) the passage of 12 months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event or a termination by CSBI pursuant to Section 10.1(b) of the Merger Agreement.

     In the event that prior to termination of the Haywood Option, Haywood enters into an agreement (i) to consolidate with or merge into any person other than CSBI or any CSBI Subsidiary and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person other than CSBI or any CSBI Subsidiary to merge into Haywood with Haywood as the continuing or surviving corporation, but in connection therewith the then outstanding shares of Haywood Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of Haywood Common Stock after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than CSBI or any CSBI Subsidiary, then such agreement shall provide that the Haywood Option be converted into or exchanged for an option (the "Substitute Option") to purchase shares of common stock of, at the Holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of Haywood's assets, or (y) the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Haywood Option Agreement. To the extent possible, the Substitute Option will contain terms and conditions that are the same as those in the Haywood Option.

     The issuer of the Substitute Option will be required to repurchase the Substitute Option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the holder thereof. The repurchase price for the Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of Substitute Shares for which the Substitute Option may then be exercised plus (C) CSBI's reasonable out-of-pocket expenses. The repurchase price for the Substitute Shares shall equal the Highest Closing Price multiplied by the number of Substitute Shares to be repurchased. As used herein, "Highest Closing Price" means the highest closing price for Substitute Shares within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

     Neither Haywood nor CSBI may assign any of its respective rights and obligations under the Haywood Option Agreement or the Haywood Option to any other person without the other party's express written consent, except that if a Subsequent Triggering Event occurs prior to termination of the Haywood Option, CSBI, subject to the express provisions of the Haywood Option Agreement, may assign in whole or in part its rights and obligations thereunder within 60 days following such subsequent Triggering Event (or such later period); provided, however, that until 15 days after the Federal Reserve approves an application by CSBI to acquire the Haywood Option Shares, CSBI may not assign its rights under the Haywood Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Haywood, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on CSBI's behalf, or (iv) any other manner approved by the Federal Reserve.

                                                            Page 8 of 10 Pages

     The rights and obligations of Haywood and CSBI under the Haywood Option Agreement are subject to receipt of any required regulatory approvals, and both parties have agreed to use their best efforts in connection therewith. These include, but are not limited to, applying to the Federal Reserve for approval to acquire the Haywood Option Shares.

     On August 5, 1999, CSBI and Haywood announced the Merger and the material terms of the Merger Agreement. A copy of the August 5, 1999 press release is attached as Exhibit 4 to this Schedule 13D and is specifically incorporated
            ---------
herein by this reference.

     Except as set forth herein or in the Exhibits hereto, CSBI does not have any current plans or proposals that relate to or would result in:

           (a) The acquisition by any person of additional Shares or the disposition of Shares;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Haywood or any Haywood Subsidiary;

           (c) A sale or transfer of a material amount of assets of Haywood or any Haywood Subsidiary;

           (d) Any change in the present Board of Directors or management of Haywood, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on Haywood's Board of Directors;

           (e) Any material change in the present capitalization or dividend policy of Haywood;

           (f) Any other material change in Haywood's business or corporate structure;

           (g) Any changes in Haywood's Articles of Incorporation or Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Haywood by any person;

           (h) Causing a class of securities of Haywood to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of Haywood becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or


           (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.

     As of June 30, 1999, to the best of CSBI's knowledge, there were 1,250,356 Shares issued and outstanding.

     (a) Pursuant to the Haywood Option Agreement, CSBI has the right to acquire up to 249,946 additional Shares, subject to adjustment, representing approximately 19.9% of the outstanding Shares as of June 30, 1999 before giving effect to the exercise of the Haywood Option. CSBI may be deemed to be the beneficial owner of the Haywood Option Shares, but disclaims such beneficial ownership.

      As of the date hereof, to the best of CSBI's knowledge, no director or executive officer of CSBI beneficially owns any Shares.

                                                              Page 9 of 10 Pages

     In the event a director or executive officer beneficially owns Shares, CSBI disclaims any ownership of such Shares. Except as stated herein, neither CSBI nor, to the best of CSBI's knowledge, any executive officer or director of CSBI, is the beneficial owner of, or has the right to acquire, directly or indirectly, any Shares.

     (b) Currently, CSBI has no right to vote or dispose of the Haywood Option Shares. CSBI will not acquire the right to vote or dispose of the Haywood Option Shares until such time as it exercises the Haywood Option. The Haywood Option is not currently exercisable and will become exercisable only upon the occurrence of certain events described above and in the Haywood Option Agreement.

     (c) Except for the issuance of the Haywood Option, no transactions in Haywood Common Stock were effected during the past 60 days by CSBI or, to the best of CSBI's knowledge, by any executive officer or director of CSBI.

     (d) So long as CSBI has not exercised the Haywood Option, CSBI does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Haywood Option Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of Haywood, including certain customary restrictions relating to Haywood Common Stock.

     Except as provided in the Merger Agreement, the Haywood Option Agreement and as described above, neither CSBI nor, to the best of CSBI's knowledge, any executive officer or director of CSBI has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of Haywood, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -  Name, Business Address, and Present Principal Occupation of Each
             Director and Executive Officer of Century South Banks, Inc.

Exhibit 2 -  Stock Option Agreement, dated as of August 5, 1999, by and between
             Haywood Bancshares, Inc., as Issuer, and Century South Banks, Inc., as Grantee.

Exhibit 3 -  Agreement and Plan of Merger, dated as of August 5, 1999, by and among Haywood Bancshares, Inc., Century South Banks, Inc. and HAC Acquisition Corp.

Exhibit 4 -  Press Release, dated August 5, 1999, relating to transactions between Century South Banks, Inc. and Haywood Bancshares, Inc.

                                                             Page 10 of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                           CENTURY SOUTH BANKS, INC.

                           By: /s/ James A. Faulkner
                                 ---------------------
                               Name: James A. Faulkner
                               Title: Vice Chairman and Chief Executive Officer

August 12, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   -----------

     1 Name, Business Address and Present Principal Occupation of Each Director and Executive Officer of Century South Banks, Inc.

     2 Stock Option Agreement, dated as of August 5, 1999, by and between Haywood Bancshares, Inc., as Issuer, and Century South Banks, Inc., as Grantee.

     3 Agreement and Plan of Merger, dated as of August 5, 1999, by and among Haywood Bancshares, Inc., Century South Banks, Inc. and HAC Acquisition Corp.

     4 Press Release, dated August 5, 1999, relating to transactions between Century South Banks, Inc. and Haywood Bancshares, Inc.